UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of (Alex) Yuan Gong as CFO

On September 1, 2024, (Alex) Yuan Gong tendered to Tungray Technologies Inc. (the “Company”) his resignation as the Chief Financial Officer of the Company, effectively immediately.

Mr. Gong’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Gong and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Nina Qian as CFO

Concurrently with the resignation of Mr. Gong, the board of directors of the Company appointed Ms. Nina Hangyu Qian as Chief Financial Officer of the Company, effectively on September 1, 2024.

Ms. Qian brought to the Company more than two decades of financial accounting experience in the manufacturing industry. Prior to her appointment as Chief Financial Officer of the Company, Ms. Qian had served as finance director for Tungray Singapore Pte. Ltd. (“Tungray Singapore”), a Singapore subsidiary of the Company, since March 2024. Before joining Tungray Singapore, Ms. Qian held the position of finance director of Korrun Company Ltd. (SHE: 300577), a Chinese listed bag and suitcase manufacturer, from January 2022 to March 2024. From December 2018 to December 2021, Ms. Qian served as finance director for Kolmeks (Chuzhou) Ltd., the Chinese subsidiary of a Finland-based pump manufacturer. Earlier in her career, Ms. Qian spent more than a decade working in various financial and accounting roles for several manufacturing businesses in China, including a Chinese subsidiary for the US-based food manufacturing company, Cargill, Inc., a Chinese subsidiary of the British-based chemical manufacturer, Lucite International, and Shanghai Li Cai Metal Products Company Ltd., a metal product manufacturer. Ms. Qian successfully completed all MBA program courses during exchange study at ESIC University, Spain, in 2012, an MBA degree from Shanghai University, Shanghai, China in 2012, and 2 college degrees in accounting and tax from Nanjing University of Finance and Economics, Nanjing, Jiangxu Province, China, in 2002. Ms. Qian is a Certified Public Accountant (CPA) of the U.S. and got CPA Individual License to Practice (CPA status: Active).

In connection with Ms. Qian’s appointment, Tungray Singapore has entered into an employment agreement with Ms. Qian on September 1, 2024, pursuant to which Tungray Singapore will pay Ms. Qian a monthly renumeration of Singapore $13,800, a yearly annual wage supplement equivalent to one month of base salary, and a discretional bonus subject to Tungray Singapore’s discretion.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2024	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

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